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                                                                      Exhibit 42



                                        April 21, 1995

Board of Directors
The United States Shoe Corporation
One Eastwood Drive
Cincinnati, Ohio 45227

Members of the Board:

The United States Shoe Corporation ("U.S. Shoe"), Luxottica Acquisition Corp. ("Acquisition Corp.") and Avant-Garde Optics, Inc. ("Avant-Garde") intend to enter into an Agreement and Plan of Merger (the "Merger Agreement") to be dated as of April 21, 1995 and to be guaranteed by Luxottica Group S.p.A. ("Luxottica" and, together with Acquisition Corp. and Avant-Garde, the "Buyers") by a Guaranty to be dated as of April 21, 1995 (the "Guaranty"), which Merger Agreement provides, among other things, for (i) the tender offer by Acquisition Corp. (the "Tender Offer") for all issued and outstanding common shares, without par value (the "Common Shares"), of U.S. Shoe at a price equal to $28.00 per share net to the shareholders of U.S. Shoe in cash (the "Share Purchase Price"), followed by (ii) the merger of Acquisition Corp. with and into U.S. Shoe (the "Merger"), all on the terms and conditions set forth in the Merger Agreement and the Guaranty. Pursuant to the Merger, U.S. Shoe will become a wholly owned subsidiary of Avant-Garde and a wholly owned indirect subsidiary of Luxottica and each outstanding Common Share, other than Common Shares held in treasury or held by the Buyers or their affiliates or as to which dissenters' rights will have been perfected, will be converted into the right to receive $28.00 per share in cash. The proposed Tender Offer and Merger pursuant to the Merger Agreement, and the Guaranty, are collectively referred to herein as the "Transaction."

You have requested our opinion, as investment bankers, as to the fairness, from a financial point of view, of the Share Purchase Price to be paid to the shareholders of U.S. Shoe pursuant to the Merger Agreement. We have acted as financial advisor to U.S. Shoe in connection with the proposed Transaction. In connection therewith and for purposes of the opinion set forth herein, we have:

     (i) reviewed the forms of the Merger Agreement, the Guaranty and the related Tender Offer documents;

     (ii) reviewed certain business, financial and other information regarding U.S. Shoe, which was publicly available;

     (iii) reviewed certain internal information prepared by U.S. Shoe and primarily financial in nature (including projections, forecasts, estimates and analyses) concerning the business operations, financial condition and results and prospects of U.S. Shoe;
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Board of Directors
The United States Shoe Corporation
April 21, 1995
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     (iv)          conducted discussions with various members of senior
                   management of U.S. Shoe concerning U.S. Shoe's current business operations, financial condition and results and prospects;

     (v) reviewed the current and historical trading prices and activities of the Common Shares of U.S. Shoe and the common stock of certain other companies we believe to be relevant;

     (vi) reviewed public information with respect to certain other companies whose businesses we believe to be relevant to an assessment of the businesses of U.S. Shoe;

     (vii) compared the terms of the Transaction to the terms of acquisition transactions involving certain other companies we believe to be relevant;

     (viii) participated in discussions among financial and legal advisors to U.S. Shoe and the Buyers;

     (ix) participated in discussions with representatives of certain other parties interested in an acquisition of U.S. Shoe or one or more of its businesses; and

     (x) conducted such other financial studies, analyses and investigations as we deemed appropriate and feasible.

We have not assumed responsibility for independent verification of any information concerning U.S. Shoe or otherwise, whether publicly available or furnished to us, including, without limitation, any financial information, forecasts or projections, considered in connection with the rendering of our opinion. Accordingly, for purposes of our opinion, we have assumed and relied upon the accuracy and completeness of all such information and have not conducted a physical inspection of any of the properties or assets, and have not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of U.S. Shoe. With respect to the financial forecasts and projections made available to us and used in our analysis, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of U.S. Shoe as to the matters covered thereby, and in rendering our opinion we express no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. In rendering our opinion, we have assumed that the Transaction will be consummated on the terms and conditions described in the Merger Agreement without any waiver of terms and conditions by U.S. Shoe. Our opinion does not constitute a recommendation as to whether any shareholders should tender their shares.
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Board of Directors
The United States Shoe Corporation
April 21, 1995
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We have acted as financial advisor to U.S. Shoe in connection with the
Transaction and will be paid a fee for our services as financial advisor, including fees that are contingent on the sale of all or of certain segments of U.S. Shoe. Our firm provides additional financial advisory services to U.S. Shoe and receives fees for the rendering of these services.

It is understood that our engagement and this letter are solely for the benefit and information of the Board of Directors of U.S. Shoe in connection with its consideration of the Transaction and are not on behalf of, and are not intended to confer any rights or remedies on, any holder of any security of U.S. Shoe, or any other person or entity. In addition, this letter may not be used for any purpose other than for the sole benefit and information of the Board of Directors of U.S. Shoe without our prior written consent.

Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Share Purchase Price to be paid to the shareholders of U.S. Shoe pursuant to the Merger Agreement is fair from a financial point of view to the shareholders of U.S. Shoe.

                                       Very truly yours,

                                       /s/ James D. Wolfensohn Incorporated

                                       JAMES D. WOLFENSOHN INCORPORATED